UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number: 001-13103
CUSIP Number: 17163B102
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: March 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________
PART I — REGISTRANT INFORMATION

Ciber, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6312 South Fiddler's Green Circle, Suite 600E
Address of Principal Executive Office (Street and Number)

Greenwood Village, Colorado, 80111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Ciber, Inc. (the “Company”) is filing this Form 12b-25 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the SEC. As reported in the Company’s Current Report on Form 8-K filed with the SEC on April 10, 2017, the Company and its subsidiaries Ciber International LLC and Ciber Consulting, Inc. filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on April 9, 2017. Due to the demands associated with the bankruptcy filing and related activities, including a proposed sale of substantially all of the Company’s assets under Section 363 of the Bankruptcy Code, the Company has been unable to complete the preparation of the Form 10-Q.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Aiden Dunning	+44	(20) 7 487 4366
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes        ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes        ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to provide a reasonable estimate of its first quarter 2017 results of operations due to the demands of the Company’s bankruptcy cases and the proposed sale of substantially all of its assets under Section 363 of the Bankruptcy Code. The Company, however, anticipates that total revenues and income from operations for the quarter ended March 31, 2017 will be significantly lower than the quarter ended March 31, 2016 as a result of the sale of certain assets to Infor (US), Inc. on March 31, 2017 (reported on a Form 8-K filed with the SEC on April 3, 2017) and the sales of several international subsidiaries, as reported in the Company’s Current Reports on Form 8-K filed with the SEC on June 17, 2016; August 26, 2016; October 6, 2016 and March 1, 2017, as well as other factors.

The Company is required to provide monthly financial and operating reports to its lenders under its DIP Credit Agreement, and therefore, the Company intends to provide such reports on a monthly basis under Current Reports on Form 8-K.

Ciber, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 11, 2017

By:	/s/ Christian Mezger
Name: Christian Mezger
Title: Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

4